FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2022

Commission File Number: 333-13792

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated November 3rd , 2022;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended September 30, 2022; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 9-Month Period ended September 30, 2022.

November 3, 2022

For immediate release

Quebecor inc. reports consolidated results for third quarter 2022

Montréal, Québec – Quebecor Inc. (“Quebecor” or “the Corporation”) today reported its consolidated financial results for the third quarter of 2022. Quebecor consolidates the financial results of its wholly owned Quebecor Media Inc. (“Quebecor Media”) subsidiary.

Third quarter 2022 highlights

➢	In the third quarter of 2022, Quebecor recorded adjusted cash flows from operations[1] of $403.1 million, a $37.3 million (10.2%) increase, consolidated adjusted EBITDA[2] of $518.0 million, a $2.3 million (-0.4%) decrease, and revenues of $1.14 billion, a $4.5 million (-0,4%) decrease compared with the same period of 2021.

➢	The Telecommunications segment’s adjusted cash flows from operations increased by $44.3 million (13.1%), its adjusted EBITDA by $12.7 million (2.7%), and its revenues by $2.7 million (0.3%).

➢	Videotron Ltd. (“Videotron”) increased its revenues from mobile services and equipment by $30.7 million (12.1%) and from Internet access by $13.6 million (4.5%). The increase in Internet access revenues was due in part to the acquisition of VMedia Inc. (“VMedia”).

➢	There was a net increase of 99,100 RGUs (1.6%) in the third quarter of 2022, including 36,300 connections (2.2%) to the mobile telephony service and 56,800 subscriptions (3.1%) to Internet access services, of which 36,400 were VMedia customers.

➢	Consolidated net income attributable to shareholders: $178.4 million ($0.76 per basic share), an increase of $5.3 million ($0.05 per basic share).

➢	Adjusted income from continuing operating activities:[3] $175.0 million ($0.75 per basic share), a decrease of $1.1 million (increase of $0.02 per basic share).

➢	On August 12, 2022, Videotron entered into a definitive agreement with Rogers Communications Inc. (“Rogers”) and Shaw Communications Inc. to acquire Freedom Mobile Inc. (“Freedom Mobile”) for $2.85 billion on a cash-free and debt-free basis. The agreement, which is conditional on regulatory approval, will support the expansion of the Corporation’s telecommunications services in Ontario and Western Canada, and help promote healthy competition in the interest of Canadian consumers. Videotron has obtained the required debt financing commitments for this transaction.

➢	On October 25, 2022, Quebecor indicated its acceptance of the conditions stipulated by the Honourable François-Philippe Champagne, Minister of Innovation, Science and Industry, for the transfer of Freedom Mobile’s spectrum licenses. Minister Champagne made his approval conditional on Videotron retaining any new licenses it acquires for a minimum of 10 years and offering prices in Ontario and Western Canada comparable to its pricing in Québec.

➢	In July 2022, Videotron acquired VMedia, an independent telecommunications provider that is well established in the Canadian market. VMedia becomes a key partner that will make it possible to enhance Quebecor’s offerings across Canada through advantageous bundles that will give Canadian consumers more choice at better prices.

➢	On October 25, 2022, Event Management Gestev Inc., a subsidiary of the Sports and Entertainment Group, announced that it will be the new manager of the Théâtre du Casino du Lac-Leamy, where it will present and promote unique, diverse programming for show audiences in the Gatineau-Ottawa region.

➢	On November 2, 2022, the Board of Directors of Quebecor declared a quarterly dividend of $0.30 per share on its Class A Multiple Voting Shares (“Class A Shares”) and Class B Subordinate Voting Shares (“Class B Shares”), representing an annual payout of 34%, in line with our previously announced target of 30% to 50% of our free cash flows.

1 See “Adjusted cash flows from operations” under “Definitions.”

2 See “Adjusted EBITDA” under “Definitions.”

3 See “Adjusted income from continuing operating activities” under “Definitions.”

Comments by Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor

“In the third quarter of 2022, Quebecor once again demonstrated its efficient and rigorous operational management and strong financial discipline. As a result, Quebecor increased its adjusted cash flows from operations by 10.2% to $403.1 million. Videotron turned in another excellent performance, posting a $44.3 million or 13.1% increase in adjusted cash flows from operations. Propelled by mobile services and equipment, which remain important growth drivers, and by tight management of operating expenses, Videotron’s adjusted EBITDA increased by 2.7% to $489.5 million during the quarter.

“The Telecommunications segment’s Videotron and Fizz brands also continued gaining mobile market share, with more than 126,000 (8.0%) subscriber connections added in the past 12 months. Subscriptions to Internet access services increased by 70,200 (3.8%) during the same period, including 36,400 VMedia customers.

“Having built close and trusting relationships with our customers over the years, we are particularly proud that Videotron picked up two more honours in recent months: a flash poll by Léger found that Videotron is the telecommunications company with the best customer service in Québec, and Videotron ranked first in several categories, including overall customer satisfaction, in the Canadian Radio-television and Telecommunications Commission’s (“CRTC”) nation-wide Secret Shopper Project. While we recognize that competition is beneficial for consumers and our customers, we believe that customer service is a decisive factor in choosing a telecom provider and Videotron, which has excelled on this front for more than 20 years, remains the undisputed leader in Canada.

“TVA Group Inc.’s revenues and adjusted EBITDA decreased by $20.2 million and $17.3 million respectively in the third quarter of 2022, mainly because the Broadcasting segment continues to be impacted by advertising market headwinds and a regulatory environment that places us at a disadvantage against the foreign digital giants and a public broadcaster that receives more than a billion dollars per year in government subsidies, and also because of lower volumes in film production and audiovisual services. Nevertheless, to stay competitive and maintain our leading position while delivering the quality programming for which we are known, we continue to invest heavily in content for both our traditional and digital platforms. These investments are paying off and are contributing to our success, as evidenced by the 1.9-point increase in the combined market share of TVA Network and the specialty channels to 40.1%.

“Quebecor’s consolidated EBITDA decreased slightly by $2.3 million to $518.0 million in the third quarter of 2022, reflecting, among other things, these significant investments in original, high-quality content for TVA Network and our Club illico and Vrai platforms.

“We are making every effort to become the 4th major wireless and Internet service provider across Canada and deliver better prices and a robust, reliable network powered by our 5G technology to Canadian consumers. The acquisition in the third quarter of 2022 of VMedia, which has innovative solutions that complement Freedom Mobile’s operations, will also make it easier to offer service bundles and to realize the full potential of both companies across Canada. Although a mediation session on October 27, 2022 in a proceeding instituted before the Competition Tribunal did not produce a negotiated settlement, we remain committed to closing the acquisition of Freedom Mobile and confident in the soundness and merit of our plan. Building on our exemplary track record in Quebec and our proven ability to execute on our strategies in a rigorous and disciplined manner, we look forward to continued growth that will create more value for the benefit of all our stakeholders.

“We also note the CRTC’s recent decision to require the incumbent telecoms Bell, Telus and Rogers to allow access to their wireless networks in order to stimulate competition and offer Canadians more choice at better prices. We plan to move forward on this quickly if the incumbents agree to negotiate in good faith and open up access to their networks, which Bell is still refusing to do.

“In closing, I would like to thank Robert Paré for his dedication and important contribution throughout his eight years as a director. Robert has been a key associate and his expertise has been invaluable.”

COVID-19 pandemic

Since March 2020, the COVID-19 pandemic has had an impact on some of the Corporation’s quarterly results, more particularly in the Media and the Sports and Entertainment segments. Given the uncertainty around the future evolution of the pandemic, including any major new waves, all future impacts of the health crisis on the results of operations cannot be determined with certainty.

Non-IFRS financial measures

The Corporation uses financial measures not standardized under International Financial Reporting Standards (“IFRS”), such as adjusted EBITDA, adjusted income from continuing operating activities, adjusted cash flows from operations, free cash flows from continuing operating activities and consolidated net debt leverage ratio, and key performance indicators, including RGU. Definitions of the non-IFRS financial measures and key performance indicator used by the Corporation are provided in the “Definitions” section.

Financial table

Table 1

Consolidated summary of income, cash flows and balance sheet

(in millions of Canadian dollars, except per basic share data)

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Income
Revenues:
Telecommunications	$942.2	$939.5	$2,758.2	$2,781.9
Media	170.1	190.6	540.0	563.6
Sports and Entertainment	57.4	49.1	136.5	113.8
Inter-segment	(26.0)	(31.0)	(87.8)	(88.8)
	1,143.7	1,148.2	3,346.9	3,370.5
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	489.5	476.8	1,437.0	1,409.2
Media	18.0	36.6	10.2	54.6
Sports and Entertainment	12.2	11.0	16.8	16.2
Head Office	(1.7)	(4.1)	(12.5)	(5.6)
	518.0	520.3	1,451.5	1,474.4
Depreciation and amortization	(191.5)	(194.3)	(577.8)	(586.2)
Financial expenses	(84.1)	(83.8)	(243.6)	(253.9)
Gain (loss) on valuation and translation of financial instruments	6.7	6.0	(2.7)	7.2
Restructuring of operations and other items	(4.9)	(12.4)	(9.3)	3.7
Loss on debt refinancing	–	–	–	(80.9)
Income taxes	(63.4)	(56.6)	(163.9)	(140.4)
Net income	$180.8	$179.2	$454.2	$423.9

Net income attributable to shareholders	178.4	173.1	457.2	417.9
Adjusted income from continuing operating activities	175.0	176.1	465.4	464.3
Per basic share:
Net income attributable to shareholders	0.76	0.71	1.93	1.71
Adjusted income from continuing operating activities	0.75	0.73	1.97	1.90

Table 1 (continued)

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022		2021
Additions to property, plant and equipment and to intangible assets:
Telecommunications	$107.9	$139.5	$341.4		$428.9
Media	5.7	12.3	25.8		27.6
Sports and Entertainment	1.0	1.0	2.6		2.6
Head Office	0.3	1.7	1.5		3.8
	114.9	154.5	371.3		462.9
Cash flows:
Adjusted cash flows from operations:
Telecommunications	381.6	337.3	1,095.6		980.3
Media	12.3	24.3	(15.6)		27.0
Sports and Entertainment	11.2	10.0	14.2		13.6
Head Office	(2.0)	(5.8)	(14.0)		(9.4)
	403.1	365.8	1,080.2		1,011.5
Free cash flows from continuing operating activities[1]	337.8	213.5	559.6		381.4
Cash flows provided by operating activities	467.8	368.2	937.2		859.5

			Sept. 30, 2022		Dec. 31, 2021
Balance sheet
Cash and cash equivalents			$37.5		$64.7
Working capital			(809.4)		50.4
Net assets related to derivative financial instruments			576.0		382.3
Total assets			10,845.3		10,763.0
Total long-term debt (including current portion)			6,709.5		6,554.0
Lease liabilities (current and long term)			184.9		183.2
Convertible debentures, including embedded derivatives			143.5		141.6
Equity attributable to shareholders			1,380.3		1,255.6
Equity			1,506.2		1,378.8
Consolidated net debt leverage ratio[1]			3.23	x	3.19	x

1 See “Non-IFRS financial measures.”

2022/2021 third quarter comparison

Revenues: $1.14 billion, a $4.5 million (-0.4%) decrease.

•	Revenues decreased in Media ($20.5 million or -10.8% of segment revenues).

•	Revenues increased in Sports and Entertainment ($8.3 million or 16.9%) and Telecommunications ($2.7 million or 0.3%).

Adjusted EBITDA: $518.0 million, a $2.3 million (-0.4%) decrease.

•	Adjusted EBITDA decreased in Media ($18.6 million or -50.8% of segment adjusted EBITDA).

•	Adjusted EBITDA increased in Telecommunications ($12.7 million or 2.7%) and in Sports and Entertainment ($1.2 million or 10.9%).

•	There was a favourable variance at Head Office ($2.4 million).

•	The change in the fair value of Quebecor stock options and stock-price-based share units resulted in a $2.4 million favourable variance in the Corporation’s stock-based compensation charge in the third quarter of 2022 compared with the same period of 2021.

Net income attributable to shareholders: $178.4 million ($0.76 per basic share) in the third quarter of 2022, compared with $173.1 million ($0.71 per basic share) in the same period of 2021, an increase of $5.3 million ($0.05 per basic share).

•	The main favourable variances were:

o	$7.5 million favourable variance in restructuring of operations and other items;

o	$3.7 million favourable variance in non-controlling interest;

o	$2.8 million decrease in the depreciation and amortization charge.

•	The unfavourable variance was mainly due to:

o	$6.8 million increase in the income tax expense;

o	$2.3 million decrease in adjusted EBITDA.

Adjusted income from continuing operating activities: $175.0 million ($0.75 per basic share) in the third quarter of 2022, compared with $176.1 million ($0.73 per basic share) in the same period of 2021, a decrease of $1.1 million ($0.02 increase per basic share).

Adjusted cash flows from operations: $403.1 million, a $37.3 million (10.2%) increase due primarily to a $21.6 million decrease in additions to intangible assets and an $18.0 million decrease in additions to property, plant and equipment.

Cash flows provided by operating activities: $467.8 million, a $99.6 million (27.1%) increase due primarily to the favourable net change in non-cash balances related to operating activities and a favourable variance in the cash portion related to restructuring of operations and other items, partially offset by the increase in current income taxes.

2022/2021 year-to-date comparison

Revenues: $3.35 billion, a $23.6 million (-0.7%) decrease.

•	Revenues decreased in Telecommunications ($23.7 million or -0.9% of segment revenues) and in Media ($23.6 million or -4.2%).

•	Revenues increased in Sports and Entertainment ($22.7 million or 19.9%).

Adjusted EBITDA: $1.45 billion, a $22.9 million (-1.6%) decrease.

•	Adjusted EBITDA increased in Telecommunications ($27.8 million or 2.0% of segment adjusted EBITDA).

•	Adjusted EBITDA decreased in Media ($44.4 million or -81.3%).

•	There was an unfavourable variance at Head Office ($6.9 million), mainly reflecting a change in the allocation of corporate expenses.

•	The change in the fair value of Quebecor stock options and share units resulted in a $2.0 million favourable variance in the Corporation’s stock-based compensation charge in the first nine months of 2022 compared with the same period of 2021.

Net income attributable to shareholders: $457.2 million ($1.93 per basic share) in the first nine months of 2022, compared with $417.9 million ($1.71 per basic share) in the same period of 2021, an increase of $39.3 million ($0.22 per basic share).

•	The main favourable variances were:

o	$80.9 million decrease in the loss on debt refinancing;

o	$10.3 million decrease in financial expenses;

o	$9.0 million favourable variance in non-controlling interest;

o	$8.4 million decrease in the depreciation and amortization charge.

•	The main unfavourable variances were:

o	$23.5 million increase in the income tax expense;

o	$22.9 million decrease in adjusted EBITDA;

o	$13.0 million unfavourable variance in the charge for restructuring of operations and other items;

o	$9.9 million unfavourable variance in losses on valuation and translation of financial instruments, including $9.5 million without any tax consequences.

Adjusted income from continuing operating activities: $465.4 million ($1.97 per basic share) in the first nine months of 2022, compared with $464.3 million ($1.90 per basic share) in the same period of 2021, an increase of $1.1 million ($0.07 per basic share).

Adjusted cash flows from operations: $1.08 billion, a $68.7 million (6.8%) increase due to a $62.9 million decrease in additions to intangible assets and a $28.7 million decrease in additions to property, plant and equipment, partially offset by the $22.9 million decrease in adjusted EBITDA.

Cash flows provided by operating activities: $937.2 million, a $77.7 million (9.0%) increase due primarily to the favourable net change in non-cash balances related to operating activities, the decrease in the cash portion of financial expenses and the favourable variance in the cash portion related to restructuring of operations and other items, partially offset by the decrease in adjusted EBITDA and the increase in current income taxes.

Capital stock

On August 3, 2022, the Corporation authorized a normal course issuer bid for a maximum of 1,000,000 Class A Shares representing approximately 1.3% of issued and outstanding Class A Shares, and for a maximum of 6,000,000 Class B Shares representing approximately 3.8% of issued and outstanding Class B Shares as of July 29, 2022. The purchases can be made from August 15, 2022 to August 14, 2023, at prevailing market prices on the open market through the facilities of the Toronto Stock Exchange or other alternative trading systems in Canada. All shares purchased under the bid will be cancelled.

On August 5, 2022, the Corporation entered into an automatic securities purchase plan (“the plan”) with a designated broker whereby shares may be repurchased under the plan at times when such purchases would otherwise be prohibited pursuant to regulatory restrictions or self-imposed blackout periods. The plan received prior approval from the Toronto Stock Exchange. It came into effect on August 15, 2022 and will terminate on the same date as the normal course issuer bid.

Under the plan, before entering a self-imposed blackout period, the Corporation may, but is not required to, ask the designated broker to make purchases under the normal course issuer bid. Such purchases shall be made at the discretion of the designated broker, within parameters established by the Corporation prior to the blackout periods. Outside the blackout periods, purchases will be made at the discretion of the Corporation’s management.

In the first nine months of 2022, the Corporation purchased and cancelled 7,061,651 Class B Shares for a total cash consideration of $203.8 million (7,064,650 Class B Shares for a total cash consideration of $225.9 million in the same period of 2021) under the normal course issuer bid that expired on August 14, 2022 and the one that come into effect on August 15. The $162.2 million excess of the purchase price over the carrying value of the repurchased Class B Shares was recorded as a reduction in retained earnings ($184.2 million in the same period of 2021).

Dividend

On November 2, 2022, the Board of Directors of Quebecor declared a quarterly dividend of $0.30 per share on its Class A Shares and Class B Shares, payable on December 13, 2022 to shareholders of record at the close of business on November 18, 2022. This dividend is designated an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Board of Directors

After several months of reflection, Robert Paré has announced that he is stepping down as a director after eight years on the boards of the Corporation and of Quebecor Media. Mr. Paré was also a member of Quebecor Media’s Executive Committee. On November 2, 2022, Jean B. Péladeau was named a director of Quebecor and Quebecor Media, and a member of Quebecor Media’s executive committee.

Detailed financial information

For a detailed analysis of Quebecor’s third quarter 2022 results, please refer to the Management Discussion and Analysis and condensed consolidated financial statements of Quebecor, available on the Corporation’s website at www.quebecor.com/en/investors/financial-documentation or from the SEDAR filing service at www.sedar.com.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its third quarter 2022 results on November 3, 2022, at 11:00 a.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1-877-293-8052, access code for participants 95712#. The conference call will also be broadcast live on Quebecor’s website at www.quebecor.com/en/investors/conferences-and-annual-meeting. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above. Anyone unable to attend the conference call will be able to listen to a recording by dialing 1-877-293-8133, access code 95712#, recording access code 0112711#. The recording will be available until February 3, 2023.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), new competition, and Quebecor’s ability to retain its current customers and attract new ones, risks related to fragmentation of the advertising market, insurance risk, risks associated with capital investments (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with cybersecurity and the protection of personal information, risks associated with service interruptions resulting from equipment breakdown, network failure, the threat of natural disaster, epidemics, pandemics or other public health crises, including the COVID-19 pandemic, political instability is some countries, risks associated with emergency measures implemented by various governments, risks associated with labour agreements, credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings, available at www.sedar.com and www.quebecor.com, including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2021.

In particular, the Freedom transaction may not close or may not close on schedule, the conditions for regulatory approval of the transaction may not be met or may be different, and the closing conditions may not be met. The anticipated benefits and effects of the Freedom Mobile transaction described in this report may not be realized.

The forward-looking statements in this press release reflect Quebecor’s expectations as of November 3, 2022 and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is headquartered in Québec and employs nearly 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports more than 400 organizations in the vital fields of culture, health, education, the environment, and entrepreneurship.

Visit our website: www.quebecor.com

Follow us on Twitter: www.twitter.com/Quebecor

Source:	Information:

Hugues Simard Chief Financial Officer Quebecor Inc. and Quebecor Media Inc. hugues.simard@quebecor.com 514-380-7414	Communications Department Quebecor Inc. and Quebecor Media Inc. medias@Quebecor.com 514-380-4572

DEFINITIONS

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations and other items, loss on debt refinancing and income tax. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted EBITDA in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its business segments.

Adjusted EBITDA is also relevant because it is a component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as adjusted cash flows from operations and free cash flows from continuing operating activities. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 2 provides a reconciliation of adjusted EBITDA to net income as disclosed in Quebecor’s condensed consolidated financial statements.

Table 2

Reconciliation of the adjusted EBITDA measure used in this press release to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$489.5	$476.8	$1,437.0	$1,409.2
Media	18.0	36.6	10.2	54.6
Sports and Entertainment	12.2	11.0	16.8	16.2
Head Office	(1.7)	(4.1)	(12.5)	(5.6)
	518.0	520.3	1,451.5	1,474.4
Depreciation and amortization	(191.5)	(194.3)	(577.8)	(586.2)
Financial expenses	(84.1)	(83.8)	(243.6)	(253.9)
Loss (gain) on valuation and translation of financial instruments	6.7	6.0	(2.7)	7.2
Restructuring of operations and other items	(4.9)	(12.4)	(9.3)	3.7
Loss on debt refinancing	–	–	–	(80.9)
Income taxes	(63.4)	(56.6)	(163.9)	(140.4)
Net income	$180.8	$179.2	$454.2	$423.9

Adjusted income from continuing operating activities

The Corporation defines adjusted income from continuing operating activities, as reconciled to net income attributable to shareholders under IFRS, as net income attributable to shareholders before the gain (loss) on valuation and translation of financial instruments, restructuring of operations and other items, and loss on debt refinancing, net of income tax related to adjustments and net income attributable to non-controlling interest related to adjustments. Adjusted income from continuing operating activities, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operating activities to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of financial results. Adjusted income from continuing operating activities is more representative for forecasting income. The Corporation’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted income from continuing operating activities to the net income attributable to shareholders’ measure used in Quebecor’s condensed consolidated financial statements.

Table 3

Reconciliation of the adjusted income from continuing operating activities measure used in this press release to the net income attributable to shareholders’ measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Adjusted income from continuing operating activities	$175.0	$176.1	$465.4	$464.3
Gain (loss) on valuation and translation of financial instruments	6.7	6.0	(2.7)	7.2
Restructuring of operations and other items	(4.9)	(12.4)	(9.3)	3.7
Loss on debt refinancing	–	–	–	(80.9)
Income taxes related to adjustments[1]	1.6	3.4	3.8	23.6
Net income attributable to shareholders	$178.4	$173.1	$457.2	$417.9

[1]	Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

Adjusted cash flows from operations and free cash flows from continuing operating activities

Adjusted cash flows from operations

Adjusted cash flows from operations represents adjusted EBITDA, less additions to property, plant and equipment and to intangible assets (excluding licence acquisitions and renewals). Adjusted cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and lease liabilities, and share repurchases. Adjusted cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. Adjusted cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate the cash flows generated by the operations of all of its segments, on a consolidated basis, in addition to the operating cash flows generated by each segment. Adjusted cash flows from operations is also relevant because it is a component of the Corporation’s annual incentive compensation programs. The Corporation’s definition of adjusted cash flows from operations may not be identical to similarly titled measures reported by other companies.

Free cash flows from continuing operating activities

Free cash flows from continuing operating activities represents cash flows provided by operating activities calculated in accordance with IFRS, less cash flows used for additions to property, plant and equipment and to intangible assets (excluding expenditures related to licence acquisitions and renewals), plus proceeds from disposal of assets. Free cash flows from continuing operating activities is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by the Corporation’s operations. Free cash flows from continuing operating activities represents available funds for business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and lease liabilities, and share repurchases. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Tables 4 and 5 provide a reconciliation of adjusted cash flows from operations and free cash flows from continuing operating activities to cash flows provided by operating activities reported in the condensed consolidated financial statements.

Table 4

Adjusted cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Adjusted EBITDA (negative adjusted EBITDA)
Telecommunications	$489.5	$476.8	$1,437.0	$1,409.2
Media	18.0	36.6	10.2	54.6
Sports and Entertainment	12.2	11.0	16.8	16.2
Head Office	(1.7)	(4.1)	(12.5)	(5.6)
	518.0	520.3	1,451.5	1,474.4
Minus
Additions to property, plant and equipment:[1]
Telecommunications	(88.6)	(103.5)	(282.0)	(316.5)
Media	(3.6)	(6.4)	(17.1)	(10.6)
Sports and Entertainment	(0.3)	(0.3)	(0.6)	(0.4)
Head Office	(0.1)	(0.4)	(0.7)	(1.6)
	(92.6)	(110.6)	(300.4)	(329.1)
Additions to intangible assets:[2]
Telecommunications	(19.3)	(36.0)	(59.4)	(112.4)
Media	(2.1)	(5.9)	(8.7)	(17.0)
Sports and Entertainment	(0.7)	(0.7)	(2.0)	(2.2)
Head Office	(0.2)	(1.3)	(0.8)	(2.2)
	(22.3)	(43.9)	(70.9)	(133.8)
Adjusted cash flows from operations
Telecommunications	381.6	337.3	1,095.6	980.3
Media	12.3	24.3	(15.6)	27.0
Sports and Entertainment	11.2	10.0	14.2	13.6
Head Office	(2.0)	(5.8)	(14.0)	(9.4)
	$403.1	$365.8	$1,080.2	$1,011.5

[1] Reconciliation to cash flows used for additions to property, plant and equipment as per condensed consolidated financial statements	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Additions to property, plant and equipment	$(92.6)	$(110.6)	$(300.4)	$(329.1)
Net variance in current operating items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	(22.6)	(9.8)	(14.3)	(8.6)
Cash flows used for additions to property, plant and equipment	$(115.2)	$(120.4)	$(314.7)	$(337.7)

[2] Reconciliation to cash flows used for additions to intangible assets as per condensed consolidated financial statements	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Additions to intangible assets	$(22.3)	$(43.9)	$(70.9)	$(133.8)
Net variance in current operating items related to additions to intangible assets (excluding government credits receivable for major capital projects)	6.5	6.5	1.5	(12.8)
Cash flows used for deposits on licences	–	(166.0)	–	(166.0)
Cash flows used for additions to intangible assets	$(15.8)	$(203.4)	$(69.4)	$(312.6)

Table 5

Free cash flows from continuing operating activities and cash flows provided by operating activities reported in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Adjusted cash flows from operations from Table 4	$403.1	$365.8	$1,080.2	$1,011.5
Plus (minus)
Cash portion of financial expenses	(82.2)	(82.0)	(238.2)	(247.7)
Cash portion related to restructuring of operations and other items	(2.1)	(12.4)	(5.9)	(14.5)
Current income taxes	(72.2)	(63.5)	(216.6)	(191.3)
Other	3.1	3.5	5.8	5.9
Net change in non-cash balances related to operating activities	104.2	5.4	(52.9)	(161.1)
Net variance in current operating items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	(22.6)	(9.8)	(14.3)	(8.6)
Net variance in current operating items related to additions to intangible assets (excluding government credits receivable for major capital projects)	6.5	6.5	1.5	(12.8)
Free cash flows from continuing operating activities	337.8	213.5	559.6	381.4
Plus (minus)
Cash flows used for additions to property, plant and equipment	115.2	120.4	314.7	337.7
Cash flows used for additions to intangible assets (excluding expenditures related to licence acquisitions and renewals)	15.8	37.4	69.4	146.6
Proceeds from disposal of assets	(1.0)	(3.1)	(6.5)	(6.2)
Cash flows provided by operating activities	$467.8	$368.2	$937.2	$859.5

Consolidated net debt leverage ratio

The consolidated net debt leverage ratio represents consolidated net debt, excluding convertible debentures, divided by the trailing 12-month adjusted EBITDA. Consolidated net debt, excluding convertible debentures, represents total long-term debt plus bank indebtedness, lease liabilities, the current portion of lease liabilities and liabilities related to derivative financial instruments, less assets related to derivative financial instruments and cash and cash equivalents. The consolidated net debt leverage ratio serves to evaluate the Corporation’s financial leverage and is used by management and the Board of Directors in its decisions on the Corporation’s capital structure, including its financing strategy, and in managing debt maturity risks. The consolidated net debt leverage ratio excludes convertible debentures because, subject to certain conditions, those debentures can be repurchased at the Corporation’s discretion by issuing Quebecor Class B Shares. Consolidated net debt leverage ratio is not a measure established in accordance with IFRS. It is not intended to be used as an alternative to IFRS measures or the balance sheet to evaluate its financial position. The Corporation’s definition of consolidated net debt leverage ratio may not be identical to similarly titled measures reported by other companies.

Table 6 provides the calculation of consolidated net debt leverage ratio and the reconciliation to balance sheet items reported in Quebecor’s condensed consolidated financial statements.

Table 6

Consolidated net debt leverage ratio

(in millions of Canadian dollars)

	Sept. 30, 2022		Dec. 31, 2021
Total long-term debt[1]	$6,709.5		$6,554.0
Plus (minus)
Lease liabilities	149.4		147.1
Current portion of lease liabilities	35.5		36.1
Bank indebtedness	14.4		–
Assets related to derivative financial instruments	(576.0)		(405.6)
Liabilities related to derivative financial instruments	–		23.3
Cash and cash equivalents	(37.5)		(64.7)
Consolidated net debt excluding convertible debentures	6,295.3		6,290.2
Divided by:
Trailing 12 month adjusted EBITDA	1,950.3		1,973.2
Consolidated net debt leverage ratio	$3.23	x	$3.19	x

[1]	Excluding changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

KEY PERFORMANCE INDICATOR

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the Internet access, television and OTT services, and subscriber connections to the mobile and wireline telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

QUEBECOR INC.
CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data)	Three months ended		Nine months ended
(unaudited)	September 30		September 30
	2022	2021	2022	2021
Revenues	$1,143.7	$1,148.2	$3,346.9	$3,370.5

Employee costs	159.0	172.1	515.3	518.0
Purchase of goods and services	466.7	455.8	1,380.1	1,378.1
Depreciation and amortization	191.5	194.3	577.8	586.2
Financial expenses	84.1	83.8	243.6	253.9
(Gain) loss on valuation and translation of financial instruments	(6.7)	(6.0)	2.7	(7.2)
Restructuring of operations and other items	4.9	12.4	9.3	(3.7)
Loss on debt refinancing	-	-	-	80.9
Income before income taxes	244.2	235.8	618.1	564.3

Income taxes (recovery):
Current	72.2	63.5	216.6	191.3
Deferred	(8.8)	(6.9)	(52.7)	(50.9)
	63.4	56.6	163.9	140.4
Net income	$180.8	$179.2	$454.2	$423.9

Net income (loss) attributable to
Shareholders	$178.4	$173.1	$457.2	$417.9
Non-controlling interests	2.4	6.1	(3.0)	6.0

Earnings per share attributable to shareholders
Basic	$0.76	$0.71	$1.93	$1.71
Diluted	0.72	0.68	1.91	1.66

Weighted average number of shares outstanding (in millions)	233.5	242.7	236.4	244.8
Weighted average number of diluted shares (in millions)	238.9	247.5	241.7	249.6

1

QUEBECOR INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)	Three months ended		Nine months ended
(unaudited)	September 30		September 30
	2022	2021	2022	2021
Net income	$180.8	$179.2	$454.2	$423.9

Other comprehensive (loss) income:

Items that may be reclassified to income:
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments	(53.5)	15.7	(67.5)	11.5
Deferred income taxes	4.9	(3.8)	6.9	1.0

Loss on translation of investments in foreign associates	(1.7)	-	(6.7)	-

Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain	5.3	27.5	222.5	202.0
Deferred income taxes	(1.4)	(7.3)	(59.2)	(53.7)

Equity investment:
(Loss) gain on revaluation of an equity investment	(3.9)	2.1	(5.0)	2.1

Reclassification to income:
Gain related to cash flow hedges	-	-	-	(1.0)
Deferred income taxes	-	-	-	0.6
	(50.3)	34.2	91.0	162.5
Comprehensive income	$130.5	$213.4	$545.2	$586.4

Comprehensive income attributable to
Shareholders	$127.8	$205.4	$541.2	$570.1
Non-controlling interests	2.7	8.0	4.0	16.3

2

QUEBECOR INC.
SEGMENTED INFORMATION

(in millions of Canadian dollars)
(unaudited)

	Three months ended September 30, 2022
			Sports	Head
			and	office
	Telecommuni-		Enter-	and Inter-
	cations	Media	tainment	segments	Total
Revenues	$942.2	$170.1	$57.4	$(26.0)	$1,143.7

Employee costs	92.5	53.2	9.8	3.5	159.0
Purchase of goods and services	360.2	98.9	35.4	(27.8)	466.7
Adjusted EBITDA[1]	489.5	18.0	12.2	(1.7)	518.0

Depreciation and amortization					191.5
Financial expenses					84.1
Gain on valuation and translation of financial instruments					(6.7)
Restructuring of operations and other items					4.9
Income before income taxes					$244.2

Cash flows used for
Additions to property, plant and equipment[2]	$109.7	$5.1	$0.3	$0.1	$115.2
Additions to intangible assets	13.0	1.8	0.7	0.3	15.8

	Three months ended September 30, 2021
			Sports	Head
			and	office
	Telecommuni-		Enter-	and Inter-
	cations	Media	tainment	segments	Total
Revenues	$939.5	$190.6	$49.1	$(31.0)	$1,148.2

Employee costs	103.8	53.7	8.4	6.2	172.1
Purchase of goods and services	358.9	100.3	29.7	(33.1)	455.8
Adjusted EBITDA[1]	476.8	36.6	11.0	(4.1)	520.3

Depreciation and amortization					194.3
Financial expenses					83.8
Gain on valuation and translation of financial instruments					(6.0)
Restructuring of operations and other items					12.4
Income before income taxes					$235.8

Cash flows used for
Additions to property, plant and equipment[2]	$114.8	$4.9	$0.3	$0.4	$120.4
Additions to intangible assets	197.3	4.2	0.7	1.2	203.4

3

QUEBECOR INC.
SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars)
(unaudited)

	Nine months ended September 30, 2022
			Sports	Head
			and	office
	Telecommuni-		Enter-	and Inter-
	cations	Media	tainment	segments	Total
Revenues	$2,758.2	$540.0	$136.5	$(87.8)	$3,346.9

Employee costs	295.0	172.0	30.8	17.5	515.3
Purchase of goods and services	1,026.2	357.8	88.9	(92.8)	1,380.1
Adjusted EBITDA[1]	1,437.0	10.2	16.8	(12.5)	1,451.5

Depreciation and amortization					577.8
Financial expenses					243.6
Loss on valuation and translation of financial instruments					2.7
Restructuring of operations and other items					9.3
Income before income taxes					$618.1

Cash flows used for
Additions to property, plant and equipment[2]	$295.3	$18.0	$0.6	$0.8	$314.7
Additions to intangible assets	57.8	8.7	2.0	0.9	69.4

	Nine months ended September 30, 2021
			Sports	Head
			and	office
	Telecommuni-		Enter-	and Inter-
	cations	Media	tainment	segments	Total
Revenues	$2,781.9	$563.6	$113.8	$(88.8)	$3,370.5

Employee costs	310.0	164.7	23.0	20.3	518.0
Purchase of goods and services	1,062.7	344.3	74.6	(103.5)	1,378.1
Adjusted EBITDA[1]	1,409.2	54.6	16.2	(5.6)	1,474.4

Depreciation and amortization					586.2
Financial expenses					253.9
Gain on valuation and translation of financial instruments					(7.2)
Restructuring of operations and other items					(3.7)
Loss on debt refinancing					80.9
Income before income taxes					$564.3

Cash flows used for
Additions to property, plant and equipment[2]	$323.7	$12.0	$0.4	$1.6	$337.7
Additions to intangible assets	290.7	17.4	2.2	2.3	312.6

[1]	The Chief Executive Officer uses adjusted EBITDA as the measure of profit to assess the performance of each segment. Adjusted EBITDA is a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, restructuring of operations and other items, loss on debt refinancing and income taxes.
[2]	Subsidies of $26.4 million and $104.2 million in the respective three-month and nine-month periods ended September 30, 2022 ($4.0 million and $13.9 million in 2021) related to the roll-out of high-speed internet services in various regions of Quebec are presented as a reduction of the corresponding additions to property, plant and equipment in the Telecommunications segment.

4

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholders				Equity
				Accumulated	attributable
				other com-	to non-
	Capital	Contributed	Retained	prehensive	controlling	Total
	stock	surplus	earnings	(loss) income	interests	equity
Balance as of December 31, 2020	$1,017.8	$17.4	$211.3	$(133.9)	$101.5	$1,214.1
Net income	-	-	417.9	-	6.0	423.9
Other comprehensive income	-	-	-	152.2	10.3	162.5
Dividends	-	-	(201.8)	-	(0.1)	(201.9)
Repurchase of Class B Shares	(41.7)	-	(184.2)	-	-	(225.9)
Balance as of September 30, 2021	976.1	17.4	243.2	18.3	117.7	1,372.7
Net income	-	-	160.5	-	4.0	164.5
Other comprehensive (loss) income	-	-	-	(37.6)	1.5	(36.1)
Dividends	-	-	(65.8)	-	-	(65.8)
Repurchase of Class B Shares	(10.9)	-	(45.6)	-	-	(56.5)
Balance as of December 31, 2021	965.2	17.4	292.3	(19.3)	123.2	1,378.8
Net income (loss)	-	-	457.2	-	(3.0)	454.2
Other comprehensive income	-	-	-	84.0	7.0	91.0
Dividends	-	-	(212.7)	-	(1.3)	(214.0)
Repurchase of Class B Shares	(41.6)	-	(162.2)	-	-	(203.8)
Balance as of September 30, 2022	$923.6	$17.4	$374.6	$64.7	$125.9	$1,506.2

5

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended		Nine months ended
(unaudited)	September 30		September 30
	2022	2021	2022	2021
Cash flows related to operating activities
Net income	$180.8	$179.2	$454.2	$423.9
Adjustments for:
Depreciation of property, plant and equipment	136.7	142.9	414.3	434.9
Amortization of intangible assets	43.7	40.8	131.6	120.3
Amortization of right-of-use assets	11.1	10.6	31.9	31.0
(Gain) loss on valuation and translation of financial instruments	(6.7)	(6.0)	2.7	(7.2)
Loss (gain) on disposal of other assets	-	-	0.6	(19.0)
Impairment of assets	2.8	-	2.8	0.8
Loss on debt refinancing	-	-	-	80.9
Amortization of financing costs	1.9	1.8	5.4	6.2
Deferred income taxes	(8.8)	(6.9)	(52.7)	(50.9)
Other	2.1	0.4	(0.7)	(0.3)
	363.6	362.8	990.1	1,020.6
Net change in non-cash balances related to operating activities	104.2	5.4	(52.9)	(161.1)
Cash flows provided by operating activities	467.8	368.2	937.2	859.5
Cash flows related to investing activities
Additions to property, plant and equipment	(115.2)	(120.4)	(314.7)	(337.7)
Deferred subsidies (used) received to finance additions to property,plant and equipment	(26.4)	(4.0)	(104.2)	202.3
	(141.6)	(124.4)	(418.9)	(135.4)
Additions to intangible assets	(15.8)	(203.4)	(69.4)	(312.6)
Business acquisitions	(18.3)	0.8	(22.1)	(21.0)
Proceeds from disposals of assets	1.0	3.1	6.5	6.2
Acquisitions of investments and other	(0.4)	-	(6.8)	(8.0)
Cash flows used in investing activities	(175.1)	(323.9)	(510.7)	(470.8)
Cash flows related to financing activities
Net change in bank indebtedness	(7.2)	-	14.4	3.9
Net change under revolving facilities	(120.9)	(16.1)	(120.8)	6.7
Issuance of long-term debt, net of financing costs	-	-	-	1,986.8
Repayment of long-term debt	(0.4)	(1,564.4)	(1.1)	(1,565.0)
Repayment of lease liabilities	(10.4)	(10.4)	(31.8)	(31.4)
Settlement of hedging contracts	-	185.2	(0.8)	184.4
Repurchase of Class B Shares	(80.7)	(94.4)	(203.8)	(225.9)
Dividends	(70.0)	(66.8)	(212.7)	(201.8)
Dividends paid to non-controlling interests	(1.1)	-	(1.3)	(0.1)
Cash flows (used in) provided by financing activities	(290.7)	(1,566.9)	(557.9)	157.6

Net change in cash, cash equivalents and restricted cash	2.0	(1,522.6)	(131.4)	546.3

Cash, cash equivalents and restricted cash at beginning of period	93.7	2,205.6	227.1	136.7
Cash, cash equivalents and restricted cash at end of period	$95.7	$683.0	$95.7	$683.0

Cash, cash equivalents and restricted cash consist of
Cash	$37.4	$479.6	$37.4	$479.6
Cash equivalents	0.1	1.1	0.1	1.1
Restricted cash	58.2	202.3	58.2	202.3
	$95.7	$683.0	$95.7	$683.0

Interest and taxes reflected as operating activities
Cash interest payments	$26.3	$49.2	$180.8	$205.3
Cash income tax payments (net of refunds)	64.4	58.0	222.9	225.1

6

QUEBECOR INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)
(unaudited)	September 30	December 31
	2022	2021
Assets

Current assets
Cash and cash equivalents	$37.5	$64.7
Restricted cash	58.2	162.4
Accounts receivable	801.8	745.1
Contract assets	59.0	129.4
Income taxes	10.9	7.3
Inventories	351.9	282.6
Derivative financial instruments	322.8	-
Other current assets	146.9	132.0
	1,789.0	1,523.5

Non-current assets
Property, plant and equipment	2,933.4	3,058.7
Intangible assets	2,298.4	2,344.1
Right-of-use assets	154.0	152.3
Goodwill	2,726.0	2,718.5
Derivative financial instruments	253.2	405.6
Deferred income taxes	12.8	39.2
Other assets	678.5	521.1
	9,056.3	9,239.5
Total assets	$10,845.3	$10,763.0

Liabilities and equity

Current liabilities
Bank indebtedness	$14.4	$-
Accounts payable, accrued charges and provisions	898.0	861.0
Deferred revenue	320.3	309.7
Deferred subsidies	58.2	162.4
Income taxes	39.5	47.4
Current portion of long-term debt	1,232.5	56.5
Current portion of lease liabilities	35.5	36.1
	2,598.4	1,473.1

Non-current liabilities
Long-term debt	5,436.6	6,467.9
Derivative financial instruments	-	23.3
Convertible debentures	150.0	150.0
Lease liabilities	149.4	147.1
Deferred income taxes	806.1	829.6
Other liabilities	198.6	293.2
	6,740.7	7,911.1
Equity
Capital stock	923.6	965.2
Contributed surplus	17.4	17.4
Retained earnings	374.6	292.3
Accumulated other comprehensive income (loss)	64.7	(19.3)
Equity attributable to shareholders	1,380.3	1,255.6
Non-controlling interests	125.9	123.2
	1,506.2	1,378.8
Total liabilities and equity	$10,845.3	$10,763.0

7

Supplementary Disclosure

Quarter / 9-Month Period

Ended September 30, 2022

For additional information, please contact
Hugues Simard, Chief Financial Officer,
at 514 380-7414, investor.relations@quebecor.com

QUEBECOR INC.
Supplementary Disclosure
September 30, 2022
Basic Data Per Share

	3rd Quarter		YTD
	2022	2021	2022	2021
Adjusted income from continuing operating activities	$0.75	$0.73	$1.97	$1.90

Adjustments :
Gain (loss) on valuation and translation of financial instruments	0.03	0.02	(0.01)	0.03
Unusual items	(0.02)	(0.04)	(0.03)	(0.22)
Total	0.01	(0.02)	(0.04)	(0.19)

Net income attributable to shareholders	$0.76	$0.71	$1.93	$1.71

Weighted average number of shares outstanding (in millions)	233.5	242.7	236.4	244.8

QUEBECOR INC.
Supplementary Disclosure
September 30, 2022
Capital Structure

(all amounts in millions of Canadian dollars)

Quebecor Inc.
Mortgage loan due in 2022	$43.5
$43.5

Quebecor Media Inc.
Revolving credit facility due in 2025 (availability: $300)	$-
5 3/4% Senior Notes due in 2023	1,155.3
1,155.3
Videotron Ltd.
Revolving credit facility due in 2026 (availability: $1,500)	151.1
5 3/8% Senior Notes due in 2024	829.7
5 5/8% Senior Notes due in 2025	400.0
5 3/4% Senior Notes due in 2026	375.0
5 1/8% Senior Notes due in 2027	829.7
3 5/8% Senior Notes due in 2028	750.0
3 5/8% Senior Notes due in 2029	691.5
4 1/2% Senior Notes due in 2030	800.0
3 1/8% Senior Notes due in 2031	650.0
5,477.0
TVA Group Inc.
Revolving credit facility due in 2023 (availability: $75)	33.7
33.7

Other debt	-
Total Quebecor Media Inc.	$6,666.0

TOTAL LONG-TERM DEBT [1]	$6,709.5

Bank indebtedness	14.4
Exchangeable debentures - Quebecor Inc.	2.1
Convertible debentures (cost if settled in cash at maturity) - Quebecor Inc. [2]	150.0
Lease liabilities	184.9
(Asset) liability related to derivative financial instruments	(576.0)

Cash and cash equivalents :
TVA Group Inc.	-
Other	37.5
$37.5

[1]	Excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs. See Note 9 to Consolidated Financial Statements.
[2]	Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on September 30, 2022, subject to a floor price of approximately $25.07 and a ceiling price of approximately $31.33.

QUEBECOR INC.
Supplementary Disclosure
September 30, 2022
Consolidated Net Debt Leverage Ratio

(all amounts in millions of Canadian dollars, except ratios)
	2022						2021
	Sep 30		Jun 30		Mar 31		Dec 31		Sep 30
Total long-term debt [1]	$6,709.5		$6,603.4		$6,376.4		$6,554.0		$6,284.7

Add (deduct):
(Asset) liability related to derivative financial instruments	(576.0)		(406.0)		(305.4)		(382.3)		(389.6)
Lease liabilities	184.9		178.6		180.3		183.2		181.6
Bank indebtedness	14.4		21.6		25.2		-		5.6
Cash and cash equivalents	(37.5)		(9.1)		(26.9)		(64.7)		(480.7)

Consolidated net debt excluding convertible debentures	$6,295.3		$6,388.5		$6,249.6		$6,290.2		$5,601.6
Divided by: trailing 12-month adjusted EBITDA	$1,950.3		$1,952.6		$1,962.6		$1,973.2		$2,001.2

Consolidated net debt leverage ratio	3.23	x	3.27	x	3.18	x	3.19	x	2.80	x

[1]	Excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing fees. See Note 9 to Consolidated Financial Statements.

TELECOMMUNICATIONS
Supplementary Disclosure
September 30, 2022
Operating Results

	2022			2021
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
Revenue-Generating Units ('000) [1,2]	6,290.2	6,191.1	6,203.4	6,189.6	6,146.6
Mobile Telephony Lines ('000)	1,697.3	1,661.0	1,626.4	1,601.9	1,571.3
Homes Passed ('000) [3]	3,608.4	3,597.6	3,584.1	3,572.6	3,560.8
Internet Subscribers ('000) [2]	1,902.9	1,846.1	1,846.1	1,840.8	1,832.7
Penetration of Homes Passed [3]	51.7%	51.3%	51.5%	51.5%	51.5%
Television Subscribers ('000) [2]	1,402.1	1,393.5	1,406.4	1,418.6	1,428.0
Penetration of Homes Passed [3]	38.4%	38.7%	39.2%	39.7%	40.1%
Wireline Telephony Lines ('000) [2]	769.9	785.7	803.6	824.9	847.4
Penetration of Homes Passed [3]	21.3%	21.8%	22.4%	23.1%	23.8%
Over-the-Top Video Subscribers ('000)	518.0	504.8	520.9	503.4	467.2

	3rd Quarter			YTD
	2022	2021	VAR	2022	2021	VAR
(in millions)
Revenues
Internet	$315.0	$301.4	4.5%	$918.5	$899.8	2.1%
Television	200.9	207.8	-3.3%	598.6	632.3	-5.3%
Mobile telephony	201.3	181.8	10.7%	580.4	527.1	10.1%
Wireline telephony	72.3	79.4	-8.9%	221.2	240.8	-8.1%
Mobile equipment sales	83.2	72.0	15.6%	220.0	195.5	12.5%
Wireline equipment sales	21.6	51.3	-57.9%	74.4	148.2	-49.8%
Other	47.9	45.8	4.6%	145.1	138.2	5.0%
Telecommunications	$942.2	$939.5	0.3%	$2,758.2	$2,781.9	-0.9%

Adjusted EBITDA
Telecommunications	$489.5	$476.8	2.7%	$1,437.0	$1,409.2	2.0%

Cash flows used for:
Additions to PP&E	$109.7	$114.8		$295.3	$323.7
Additions to Intangible Assets	13.0	197.3		57.8	290.7
Telecommunications	$122.7	$312.1	-60.7%	$353.1	$614.4	-42.5%

Mobile Telephony ARPU [4]	$39.89	$39.13		$39.19	$38.55
Total ARPU [4]	$47.65	$47.32		$47.07	$47.06

[1]	Revenue-generating units (" RGUs ") are the sum of subscriptions to the Internet access, television and over-the-top video services, plus subscriber connections to the mobile and wireline telephony services.
[2]	Include the addition in the third quarter of 2022 of Vmedia Inc.'s 55,500 RGUs (36,400 Internet subscribers, 16,700 television subscribers and 2,400 wireline telephony lines).
[3]	During the first quarter of 2022, the number of homes passed was restated for 2021 following a revision of the methodology relating to multiresidential and commercial addresses. Penetration of homes passed excluding customers to Internet access, television and wireline telephony services served through Quebecor's purchase of wholesale Internet services from third parties.
[4]	Average monthly revenue per unit (" ARPU ") is an indicator used to measure monthly revenues per average revenue-generating unit.

QUEBECOR INC.
Supplementary Disclosure
September 30, 2022
Shares Held in Subsidiaries

	Number
	of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	79,377,062	100.0%	100.0%

Shares held by Quebecor Media Inc.

TVA Group Inc.	29,539,364	68.4%	99.9%

QUEBECOR INC.
Supplementary Disclosure
September 30, 2022
Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information on a consolidated basis for Quebecor Inc. and its Telecommunications reporting segment. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.'s results for the third quarter of 2022, please refer to the Management Discussion and Analysis and Consolidated Financial Statements of Quebecor Inc., available on the Company's website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by Quebecor Inc. to assess its financial performance, such as adjusted EBITDA, adjusted income from continuing operating activities, adjusted cash flows from operations, free cash flows from continuing operating activities and consolidated net debt leverage ratio are not calculated in accordance with or recognized by IFRS. Quebecor Inc.’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the third quarter of 2022 under "Non-IFRS Financial Measures" for a complete description of these measures as well as a reconciliation to the most directly comparable measures calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Sophie Riendeau

By:	Sophie Riendeau
Corporate Secretary

Date: November 4, 2022